Exhibit 99.1

PUYI INC.

PUYI INC.
Unaudited Condensed Consolidated Statements of Financial Position
(In thousands, except for shares data)

	June 30, 2022	December 31, 2022
	Audited	Unaudited
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	194,259	75,233	10,908
Restricted cash	118,796	16,434	2,383
Accounts receivable, net	59,507	53,845	7,807
Short-term investments	5,000	-	-
Other receivables and current assets	14,298	8,926	1,294
Short-term loans receivable	-	103,557	15,014
Amount due from related parties	2,895	7,761	1,125
Total current assets	394,755	265,756	38,531

Property and equipment, net	9,156	5,931	860
Intangible assets, net	1,114	1,036	150
Long-term prepayments	551	620	90
Deferred tax assets	23,978	26,403	3,828
Right-of-use assets	34,382	24,556	3,560
Total assets	463,936	324,302	47,019

PUYI INC.

Unaudited Condensed Consolidated Statements of Financial Position – (Continued)

(In thousands, except for shares data)

	June 30, 2022	December 31, 2022
	Audited	Unaudited
	RMB	RMB	US$

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable (including the VIEs amount without recourse to the Company of RMB11,125 and RMB10,795 as of June 30, 2022 and December 31, 2022, respectively)	11,668	14,597	2,116
Investors’ deposit (including the VIEs amount without recourse to the Company of RMB118,796 and RMB16,434 as of June 30, 2022 and December 31, 2022, respectively)	118,796	16,434	2,383
Other payables and accrued expenses (including the VIEs amount without recourse to the Company of RMB62,479 and RMB65,219 as of June 30, 2022 and December 31, 2022, respectively)	19,445	22,529	3,266
Lease liabilities, current (including the VIEs amount without recourse to the Company of RMB4,855 and RMB4,603as of June 30, 2022 and December 31, 2022, respectively)	11,889	8,857	1,284
Income taxes payable (including the VIEs amount without recourse to the Company of RMB3,536 and RMB1,614 as of June 30, 2022 and December 31, 2022, respectively)	3,536	1,614	235
Amount due to related parties (including the VIEs amount without recourse to the Company of RMB292 and RMB62 as of June 30, 2022 and December 31, 2022, respectively)	292	236	34
Advance receipts from related parties (including the VIEs amount without recourse to the Company of nil as of June 30, 2022 and December 31, 2022)	1,500	-	-
Total current liabilities	167,126	64,267	9,318
Other tax liabilities, non-current (including the VIEs amount without recourse to the Company of RMB11,730 and RMB11,730 as of June 30, 2022 and December 31, 2022, respectively)	13,500	13,500	1,957
Lease liabilities, non-current (including the VIEs amount without recourse to the Company of RMB15,154 and RMB12,631 as of June 30, 2022 and December 31, 2022, respectively)	23,259	17,587	2,550
Total liabilities	203,885	95,354	13,825

Commitments and contingencies
EQUITY:
Ordinary shares (2,000,000,000 shares at US$0.001 each authorized, and 90,472,014 shares issued and outstanding as of June 30, 2022 and December 31, 2022)	600	600	87
Additional paid-in capital	224,694	224,694	32,578
Statutory reserves	23,314	23,314	3,380
Retained earnings	11,836	(19,618)	(2,845)
Accumulated other comprehensive loss	(393)	(42)	(6)
Total equity	260,051	228,948	33,194
Total liabilities and equity	463,936	324,302	47,019

All of the VIEs’ assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating the VIEs do not represent additional claims on the Group’s general assets.

The accompanying notes are an integral part of the condensed consolidated financial statements.

PUYI INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except for shares data)

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$

Net revenues:
Wealth management	94,232	53,546	7,763
Asset management	3,704	1,161	168
Insurance consulting	3,290	6,999	1,015
Others	260	6,723	975
Total net revenues	101,486	68,429	9,921
Operating costs and expenses:
Cost of sales	(22,064)	(14,601)	(2,117)
Selling expenses	(77,085)	(42,135)	(6,109)
General and administrative expenses	(50,764)	(49,952)	(7,242)
Total operating costs and expenses	(149,913)	(106,688)	(15,468)
Loss from operations	(48,427)	(38,259)	(5,547)
Other income, net:
Interest income	4,088	4,579	664
Investment loss	-	(176)	(26)
Sundry income	1,674	723	105
Loss before income taxes	(42,665)	(33,133)	(4,804)
Income tax benefit	3,421	1,679	243
Net loss	(39,244)	(31,454)	(4,561)

PUYI INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss – (Continued)
(In thousands, except for shares data)

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$

Net loss per share:
Basic and diluted	(0.434)	(0.348)	(0.050)

Net loss per ADS:
Basic and diluted	(0.651)	(0.522)	(0.076)

Weighted average number of shares used in computation:
Basic and diluted	90,472,014	90,472,014	90,472,014

Net loss	(39,244)	(31,454)	(4,561)
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(160)	351	51
Total comprehensive loss	(39,404)	(31,103)	(4,510)

The accompanying notes are an integral part of the condensed consolidated financial statements.

PUYI INC.
Unaudited Consolidated Statements of Shareholders’ Equity
(In thousands, except for shares data)

	Share Capital		Additional			Accumulated Other	Non-
	Ordinary Shares	Amount	Paid-in Capital	Statutory Reserves	Retained Earnings	Comprehensive Income (Loss)	Controlling Interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of July 1, 2021	90,472,014	600	224,694	23,103	72,714	(810)	-	320,301
Net loss	-	-	-	-	(39,244)	-	-	(39,244)
Provision for statutory reserves	-	-	-	305	(305)	-	-	-
Other comprehensive income: foreign currency translation adjustments	-	-	-	-	-	(160)	-	(160)
Balance as of December 31, 2021	90,472,014	600	224,694	23,408	33,165	(970)	-	280,897

Balance as of July 1, 2022	90,472,014	600	224,694	23,314	11,836	(393)	-	260,051
Net loss	-	-	-	-	(31,454)	-		(31,454)
Other comprehensive loss: foreign currency translation adjustments	-	-	-	-	-	351	-	351
Balance as of December 31, 2022	90,472,014	600	224,694	23,314	(19,618)	(42)	-	228,948
Balance as of December 31, 2022 in US$	90,472,014	87	32,578	3,380	(2,845)	(6)	-	33,194

The accompanying notes are an integral part of the condensed consolidated financial statements.

PUYI INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$

Cash flows from operating activities:
Net loss	(39,244)	(31,454)	(4,560)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation	3,273	2,058	298
Amortization of intangible assets	437	383	56
Provision on uncertain tax liability	500	-	-
Investment loss	-	176	26
Interest income	666	(3,557)	(516)
Allowance for deferred tax assets	1,252	2,292	332
Amortization of right-of-use assets	7,608	5,244	760
Loss on disposal of property, plant and equipment	-	1,872	271
Changes in operating assets and liabilities:
Accounts receivable	(1,117)	5,661	821
Other receivables and current assets	(496)	5,372	779
Accounts payable	(151)	2,928	425
Investor’s deposit	26,587	(102,361)	(14,841)
Other payables and accrued expenses	4,737	3,083	447
Advance receipts	-	(1,500)	(217)
Deferred tax assets	(5,237)	(4,717)	(684)
Income taxes payable	(9)	(1,921)	(279)
Amount due from related parties	(1,191)	(4,865)	(705)
Amounts due to related parties	358	(56)	(8)
Lease liabilities	(7,274)	(4,122)	(598)
Net cash used in operating activities	(9,301)	(125,484)	(18,193)
Cash flows from investing activities:
Proceeds from disposal of short-term investments and commercial notes	-	4,823	699
Purchase of short-term investments	(5,000)	-	-
Purchase of property and equipment	(3,058)	(705)	(102)
Change in long-term prepayment for intangible assets	42	(69)	(10)
Purchase of intangible assets	(343)	(304)	(44)
Distribution of short-term loans receivable	(30,000)	(100,000)	(14,499)
Collection of short-term loans receivable	30,000	-	-
Net cash used in investing activities	(8,359)	(96,255)	(13,956)
Cash flows from financing activities:
Net cash provided by financing activities	-	-	-
Net decrease in cash and cash equivalents, and restricted cash	(17,660)	(221,739)	(32,149)

PUYI INC.

Unaudited Condensed Consolidated Statements of Cash Flows – (Continued)

(In thousands)

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$

Cash and cash equivalents, and restricted cash at beginning of year	332,782	313,055	45,389
Effect of exchange rate changes on cash and cash equivalents	(160)	351	51
Cash and cash equivalents, and restricted cash at end of year	314,962	91,667	13,291
Supplementary disclosure of cash flow information:
Cash paid for income taxes	9	-	-

Supplementary disclosure related to operating leases:
New operating lease liabilities arose from obtaining right-of-use assets	25,362	2,975	431
Change on lease liabilities arose from modification on lease terms	-	(62)	(9)
Change on lease liabilities arose from early termination of operating leases	(9,848)	(8,248)	(1,196)

The accompanying notes are an integral part of the condensed consolidated financial statements.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Puyi Inc. (“Puyi” or the “Company”), whose principal shareholder is Mr. Yu Haifeng, is a holding company incorporated on August 6, 2018 in the Cayman Islands, and listed on the Nasdaq on March 29, 2019. The Company, its subsidiaries and the consolidated variable interest entities (the “VIEs”) are collectively referred to as the “Group.” The Group primarily provides wealth management services to China’s large and growing emerging middle class and affluent population, whom are defined as those with at least RMB30 and RMB600 in investable assets, respectively.

The Company’s subsidiaries and the VIEs as of December 31, 2022 include the following:

Name	Date of incorporation/ acquired	Place of incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
Puyi Group	July 2018	BVI	100%	Holding company
Puyi Holdings (Hong Kong) Limited (“Puyi HK”)	July 2018	Hong Kong	100%	Holding company
Puyi Enterprises Management Consulting Co., Ltd. (“Puyi Consulting” or the Wholly Foreign-Owned Enterprise “WFOE”)	August 2018	Chengdu	100%	WFOE
Puyi Dake	May 2020	Chengdu	100%	Information technology
Puyi FO	May 2022	Zhuhai	100%	Trust consulting
Variable Interest Entities (“VIEs”)
Puyi Bohui	April 2012	Chengdu	100%	Information technology
Puyi Fund	November 2010	Chengdu	100%	Fund product distribution
Puyi Zhongxiang	April 2014	Shenzhen	100%	Financial product distribution
Puyi Asset	May 2013	Shenzhen	100%	Asset management
Chongqing Fengyi	December 2016	Chongqing	100%	Corporate financing business

A substantial portion of assets and liabilities presented on the Group’s Condensed Consolidated Statements of Financial Position and sales, expense, net income presented on Condensed Consolidated Statement of Operations and Comprehensive Loss as well as the cash flow from operating, investing and financing activities presented on the Condensed Consolidated Statements of Cash Flows are from the financial position, operation and cash flow of Puyi Bohui and its subsidiaries. The following tables present the selected condensed consolidating schedules depicting the financial position, results of operations and cash flows for the parent, the VIEs, the WFOEs and an aggregation of other entities, eliminating intercompany amounts and consolidated totals as of June 30, 2022 and December 31, 2022 and for the six months ended December 31, 2021 and 2022. In these tables, “Parent” refers to Puyi Inc. “VIEs” refers to Puyi Bohui and its subsidiaries. “WFOEs” refers to Puyi Consulting, Puyi Dake and Puyi FO. “Other subsidiaries” refers to Puyi Group and Puyi HK.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Selected Condensed Consolidating Schedule of Financial Position

	June 30, 2022
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Cash and cash equivalents	11,732	123,276	58,647	604	-	194,259
Restricted cash	-	118,796	-	-	-	118,796
Inter-group balance due from VIEs and subsidiaries	77	20,000	46,029	-	(66,106)	-
Investments in subsidiaries	248,459	-	-	-	(248,459)	-
Other assets	-	91,869	59,012	-	-	150,881
Total assets	260,268	353,941	163,688	604	(314,565)	463,936
Inter-group balance due to VIEs and subsidiaries	-	46,008	20,000	21	(66,029)	-
Inter-group balance due to parent	-	-	-	77	(77)	-
Other liabilities	217	181,959	21,709	-	-	203,885
Total liabilities	217	227,967	41,709	98	(66,106)	203,885
Total equity	260,051	125,974	121,979	506	(248,459)	260,051

	December 31, 2022
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Cash and cash equivalents	11,172	42,943	20,473	645	-	75,233
Restricted cash	-	16,434	-	-	-	16,434
Inter-group balance due from VIEs and subsidiaries	80	37,950	47,121	-	(85,151)	-
Investments in subsidiaries	217,696	-	-	-	(217,696)	-
Other assets	-	122,218	109,957	460	-	232,635
Total assets	228,948	219,545	177,551	1,105	(302,847)	324,302
Inter-group balance due to VIEs and subsidiaries	-	47,100	37,950	21	(85,071)	-
Inter-group balance due to parent	-	-	-	80	(80)	-
Other liabilities	-	75,988	19,366	-	-	95,354
Total liabilities	-	123,088	57,316	101	(85,151)	95,354
Total equity	228,948	96,457	120,235	1,004	(217,696)	228,948

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Selected Condensed Consolidating Schedule of Results of Operations

	Six months ended December 31, 2021
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Revenues	-	89,381	23,670	-	(11,565)	101,486
Cost of revenues	-	(31,312)	(2,317)	-	11,565	(22,064)
Operating expenses	(398)	(86,701)	(41,053)	(185)	488	(127,849)
Loss from operations	(398)	(28,632)	(19,700)	(185)	488	(48,427)
Other income, net	18	2,390	3,838	-	(484)	5,762
Share of loss from subsidiaries	(38,805)	-	-	-	38,805	-
Loss before income taxes	(39,185)	(26,242)	(15,862)	(185)	38,809	(42,665)
Income tax (expense) benefit	(64)	3,735	(250)	-	-	3,421
Net loss	(39,249)	(22,507)	(16,112)	(185)	38,809	(39,244)

	Six months ended December 31, 2022
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Revenues	-	46,576	33,758	502	(12,407)	68,429
Cost of revenues	-	(19,737)	(6,201)	-	11,346	(14,601)
Operating expenses	(935)	(62,139)	(30,553)	(9)	1,549	(92,087)
Loss from operations	(935)	(35,300)	(3,005)	493	488	(38,259)
Other income, net	245	2,864	2,500	5	(488)	5,126
Share of loss from subsidiaries	(30,763)	-	-	-	30,763	-
Loss before income taxes	(31,453)	(32,436)	(505)	498	30,763	(33,133)
Income tax (expense) benefit	(1)	2,919	(1,239)	-	-	1,679
Net loss	(31,454)	(29,517)	(1,744)	498	30,763	(31,454)

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Selected Condensed Consolidating Schedule of Cash Flows

	Six months ended December 31, 2021
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Net cash provided by (used in) operating activities	(844)	42,322	(50,607)	(172)	-	(9,301)
Net cash used in investing activities	-	(7,627)	(732)	-	-	(8,359)
Net cash provided by (used in) financing activities	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	(844)	34,695	(51,339)	(172)	-	(17,660)
Cash and cash equivalents, and restricted cash at the beginning of year	12,770	198,842	120,422	748	-	332,782
Effect of exchange rate changes on cash and cash equivalents	(160)	-	-	-	-	(160)
Cash and cash equivalents, and restricted cash at the end of year	11,766	233,537	69,083	576	-	314,962

	Six months ended December 31, 2022
	Parent	VIEs	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated totals
Net cash provided by (used in) operating activities	(911)	(136,477)	11,863	41	-	(125,484)
Net cash used in investing activities	-	(46,218)	(50,037)	-	-	(96,255)
Net cash provided by (used in) financing activities	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents, and restricted cash	(911)	(182,695)	(38,174)	41	-	(221,739)
Cash and cash equivalents, and restricted cash at the beginning of year	11,732	242,072	58,647	604	-	313,055
Effect of exchange rate changes on cash and cash equivalents	351	-	-	-	-	351
Cash and cash equivalents, and restricted cash at the end of year	11,172	59,377	20,473	645	-	91,667

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Our subsidiaries and the VIEs conduct business transactions that primarily include wealth management services and asset management services. The cash flows that have occurred between our subsidiaries and the VIEs are summarized as the following:

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$
Cash paid by the VIEs to equity-owned subsidiary Puyi Consulting for consulting services	10,459	10,478	1,519
Cash paid by the VIEs to equity-owned subsidiary Puyi Dake for technical services	-	2,850	413
Cash paid by the VIEs to equity-owned subsidiary Puyi Consulting for office rental and other services	607	532	77
Cash paid by equity-owned subsidiary Puyi Consulting to the VIEs for digital marketing and IT related services	2,400	-	-
Intercompany advances from equity owned subsidiaries to the VIEs	44,435	3,290	477
Repayment of intercompany advances by the VIEs	59,965	2,198	319
Intercompany advances from the VIEs to equity owned subsidiaries	63,288	42,880	6,217
Repayment of intercompany advances by equity owned subsidiaries	107,688	24,930	3,615

The cash flows occurred between our subsidiaries and the VIEs included the following: (1) cash received by our subsidiaries from the VIEs of RMB10,459 and RMB10,478 for the six months ended December 31, 2021 and 2022, respectively, for the provision of consulting services; (2) cash received by our subsidiaries from the VIEs of nil and RMB2,850 for the six months ended December 31, 2021 and 2022, respectively, for the provision of technical services; (3) cash received by our subsidiaries from the VIEs of RMB607 and RMB532 for the six months ended December 31, 2021 and 2022, respectively, for the provision of office rental and other services; (4) cash received by the VIEs from our subsidiaries of RMB2,400 and nil for the six months ended December 31, 2021 and 2022, respectively, for the provision of digital marketing and IT related services; (5) cash received by the VIEs from our subsidiaries as inter-company advances of RMB44,435 and RMB3,290 for the six months ended December 31, 2021 and 2022, respectively; (6) repayment of inter-company advances by the VIEs to our subsidiaries of RMB59,965 and RMB2,198 for the six months ended December 31, 2021 and 2022, respectively; (7) cash received by our subsidiaries from the VIEs as inter-company advances of RMB63,288 and RMB42,880 for the six months ended December 31, 2021 and 2022, respectively; and (8) repayment of inter-company advances by our subsidiaries to the VIEs of RMB107,688 and RMB24,930 for the six months ended December 31, 2021 and 2022, respectively.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and consolidation

The condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The condensed consolidated financial statements include the financial statements of the Group, all of its majority-owned subsidiaries and the VIEs of which the Group is the primary beneficiary, from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of estimates

The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for doubtful loans and receivables, impairment assessment of long-lived assets, valuation allowance for deferred tax assets, fair value measurement of investments, and uncertain tax positions, assumptions related to the consolidation of entities in which the Group holds variable interests. Actual results could differ from those estimates and judgments.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturity of three months or less, and have insignificant risk of changes in value related to changes in interest rates.

(d)	Restricted cash

Restricted cash mainly represents the investors’ uninvested cash balances temporarily deposited in the Group’s bank account. These cash balances were under the custody and supervision of the designated financial institution as required by China Securities Regulatory Commission, for the purpose of preventing misuse of investors’ funds.

(e)	Accounts receivable, other receivables and current assets, and amount due from related parties, net

Accounts receivable, other receivables and current assets and amount due from related parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable, other receivables and current assets and amount due from related parties. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. As of June 30, 2022 and December 31, 2022, the Group recorded RMB6,892 as allowances for doubtful accounts against its accounts receivable, and did not record any allowances for doubtful accounts against its other receivables and current assets and amount due from related parties. The Group did not charge off any allowances for the six months ended December 31, 2021 and 2022.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)	Short-term loans receivable

The Group recognizes the contractual right to receive money on demand or on fixed or determinable dates as loans receivable. For those that the contractual maturity date is less than one year, the Group records as short-term loans receivable.

The Group recognized interest income on an accrual basis using the straight-line method over the fixed or determinable dates.

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, without residual value:

Estimated useful life
Office equipment, furniture, fixtures	3-5 years
Motor vehicles	3-5 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the Condensed Consolidated Statements of Operations and Comprehensive Loss for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the six months ended December 31, 2021 and 2022.

(i)	Revenue recognition

The Group applies the five-step model outlined in ASC 606, Revenue from Contracts with Customers (“ASC 606”), revenues are accounted for as contracts with customers. Under the guidance for contracts with customers, we are required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) we satisfy its performance obligations. In determining the transaction price, we have included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded net of sales related taxes and surcharges.

The Group generates revenues mainly from wealth management, and the Group started to generate revenues from asset management since April 2018 and insurance consulting service since January 2021.

Disaggregation of revenue

	Six months ended December 31,
	2021	2022
	RMB	RMB

Wealth management	94,232	53,546
Distribution commissions	91,208	51,782
-- One-time commissions recognized at a point in time	44,899	16,247
-- Recurring management fees recognized over time	46,309	35,535
Performance-based distribution fees recognized at a point in time	3,024	1,764
Asset management	3,704	1,161
Management fees recognized over time	1,926	1,085
Performance-based fees recognized at a point in time	1,778	76
Insurance consulting services recognized at a point in time	3,290	6,999
Other services(1)	261	6,723
Total	101,486	68,429

(1)	Other services primarily consist of consulting services for trust and family wealth inheritance recognized at a point in time.

Contract liability

Contract liability relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance and was recorded as “Advance receipts from related parties” in the Condensed Consolidation Statement of Financial Position. The amount of revenue recognized during the six months ended December 31, 2022 that was previously included in the contract liabilities balance as of June 30, 2022 was RMB1,500.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)	Cost of sales

Cost of sales primarily includes (1) commission costs paid to sales agents based on the pre-agreed percentage and the amount of wealth management product distributions that were directly related to the contributions made by the sales agents, such as the amount of investments they have referred to the Group, and (2) costs related to consulting services for trust and family wealth inheritance.

(k)	Income taxes

The Group follows the guidance of ASC Topic 740 “Income Taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in Condensed Consolidated Statement of Operations and Comprehensive Loss in the period that includes the enactment date.

(l)	Uncertain tax positions

The Group follows the guidance of ASC Topic 740 “Income Taxes,” which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Topic also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more-likely-than-not threshold be sustained under examination. The tax returns of the Group’s PRC subsidiaries and the VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Fair value of financial instruments

The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2	applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, short-term investments, short-term loans receivable, advance receipts from related parties, accounts payable, investors’ deposit, amounts due from and due to related parties, approximate their fair values due to the short-term nature of these instruments.

(n)	Leases

The Group applies Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) when accounting for leases.

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the Group’s Consolidated Statements of Financial Position. Operating lease ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent the Group’s obligation to make lease payments arising from the lease. The Group uses its estimated incremental borrowing rate as of the commencement date in determining the present value of lease payments. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the incremental borrowing rate used to calculate the present value of future lease payments, the Group uses information including the Group’s credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, as applicable. Variable components of the lease payments such as utilities, maintenance costs are expensed as incurred and not included in determining the present value. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. Lease expense is recognized on a straight-line basis over the lease term. The Group has an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Foreign currency translation

The Group’s reporting and functional currency is Renminbi (“RMB”). The Group’s operations are principally conducted through the subsidiaries and the VIEs located in the PRC where the RMB is the functional currency. For those subsidiaries and the VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972 on December 31, 2022, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

(p)	Segment reporting

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group manages its business as a single operating segment engaged in the provision of distribution and managing wealth management services in the PRC. Substantially all of its revenues are derived in the PRC. All long-lived assets are located in PRC.

(q)	Earnings per share (“EPS”)

Basic EPS is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards, unless their inclusion in the calculation is anti-dilutive.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r)	Commitments and contingencies

The Group estimated losses from loss contingencies are accrued by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

(s)	Recently issued accounting standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. This ASU has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019, and effective for all other entities for annual and interim periods beginning after December 15, 2022. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

3. ACCOUNTS RECEIVABLE, NET

	June 30, 2022	December 31, 2022
	RMB	RMB	US$

Accounts receivable	66,399	60,737	8,806
Allowance for doubtful accounts	6,892	6,892	999
Accounts receivable, net	59,507	53,845	7,807

All of the accounts receivable are non-interest bearing.

Accounts receivable mainly represent amounts due from product providers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers’ payment history, creditworthiness, financial conditions of the product providers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group recorded allowance for doubtful accounts of RMB6,892 as of December 31, 2021 and 2022. No allowance for doubtful accounts were written off for the six months ended December 31, 2021 and 2022.

4. OTHER RECEIVABLES AND CURRENT ASSETS

Other receivables and current assets consist of the following:

	June 30, 2022	December 31, 2022
	RMB	RMB	US$

Advances to staff	855	899	130
Prepayments to service providers	5,252	4,105	595
Rental deposits	5,523	3,922	569
Income tax prepayments	2,666	-	-
Other	2	-	-
Other receivables and current assets	14,298	8,926	1,294

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

5. SHORT-TERM LOANS RECEIVABLE

As of December 31, 2022, the balance mainly represents loan principals of RMB100,000 to a real estate developing company which we have a good cooperation history. The loans have annual interest of 7.2%, and is expected to be fully repaid before June 30, 2023. The loan was guaranteed by the legal representative and the controlling shareholder of the real estate developing company.

The Company recognized interest income on short-term loans receivable of approximate RMB388 and RMB3,355 for the six months ended December 21, 2021 and 2022.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, is comprised of the following:

	June 30, 2022	December 31, 2022
	RMB	RMB	US$

Furniture, office equipment, fixtures	5,151	5,219	757
Leasehold improvements	11,405	8,375	1,214
Motor vehicles	1,932	1,932	280
	18,488	15,526	2,251
Less: Accumulated depreciation	(9,332)	(9,595)	(1,391)
Property and equipment, net	9,156	5,931	860

Depreciation expense for the six months ended December 31, 2021 and 2022 was RMB3,273 and RMB2,058, respectively. RMB3,667 of furniture, office equipment, fixtures and leasehold improvements have been eliminated from ending balance as of December 31, 2022, consisting of RMB1,872 of disposal of leasehold improvements due to termination of rental offices, such loss is included in operating expenses.

No impairment for property and equipment was recorded for the six months ended December 31, 2021 and 2022.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

7. LEASES

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of June 30, 2022 and December 31, 2022, there was no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of June 30, 2022 and December 31, 2022:

	June 30, 2022	December 31, 2022
	RMB	RMB	US$
Right-of-use assets	34,382	24,556	3,560
Lease liabilities, current	11,889	8,857	1,284
Lease liabilities, non-current	23,259	17,587	2,550
Total operating lease liabilities	35,148	26,444	3,834

The weighted average lease term and weighted average discount rate as of June 30, 2022 and December 31, 2022 were as follows:

	June 30, 2022	December 31, 2022
Weighted average lease term:
Operating leases	3.31 years	3.09 years
Weighted average discount rate:
Operating leases	4.75%	4.75%

The components of lease expenses for the six months ended December 31, 2021 and 2022 were as follows:

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$

Operating lease expenses	8,564	5,180	751
Short-term lease expenses	4,474	1,551	225
Total	13,038	6,731	976

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

7. LEASES (cont.)

Supplemental cash flow information related to leases for the six months ended December 31, 2022 were as follows:

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease	7,878	4,121	597
Supplement noncash information
New operating lease liabilities arose from obtaining right-of-use assets	25,362	2,975	431
Change on lease liabilities arose from modification on lease terms	-	(62)	(9)
Change on lease liabilities arose from early termination of operating leases	(9,848)	(8,248)	(1,196)

Maturities of lease liabilities as of December 31, 2022:

	As of December 31, 2022
	RMB	US$
Year ending June 30:
2023	5,396	782
2024	8,332	1,208
2025	6,676	968
2026	6,530	947
Thereafter	1,751	254
Total remaining undiscounted lease payments	28,685	4,159
Less: Interest	2,241	325
Total present value of lease liabilities	26,444	3,834
Less: Current operating lease liabilities	8,857	1,284
Non-current operating lease liabilities	17,587	2,550

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

8. INVESTORS’ DEPOSIT

The balance of RMB16,434 represents the investors’ uninvested cash balances temporarily deposited in the Group’s bank account. These cash balances were under the custody and supervision of the designated financial institution as required by China Securities Regulatory Commission, for the purpose of preventing misuse of investors’ funds.

9. OTHER PAYABLES AND ACCRUED EXPENSES

Components of other payables and accrued expenses are as follows:

	June 30, 2022	December 31, 2022
	RMB	RMB	US$

Payroll payable	13,844	17,780	2,578
Accrued expenses	3,924	3,203	464
Value-added tax recoverable	(700)	(416)	(60)
Employee’s individual income tax	407	459	67
Others	1,970	1,503	217
Other payables and accrued expenses	19,445	22,529	3,266

Accrued expenses mainly consisted of accrued marketing and sales promotion expenses for activities on publicly raised fund products.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

10. SUNDRY INCOME

Components of sundry income are as follows:

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$

Government grants	1,673	679	99
Others	1	44	6
Total sundry income	1,674	723	105

Government grants were recognized as sundry income when received upon the compliance with the conditions, and primarily represented subsidies received from the local governments as reward for financial contribution and capital expenditure incurred on certain projects.

11. INCOME TAXES

The Group and its subsidiaries, and the VIEs file tax returns separately.

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Group’s subsidiary incorporated in the BVI is not subject to taxation.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

The Group’s subsidiary and the VIEs incorporated in PRC are subject to PRC Enterprise Income Tax (“EIT”) law. Pursuant to the relevant laws and regulations in the PRC, beginning from January 1, 2020, Puyi Bohui has been qualified for west development taxation preference and subject to an income tax rate of 15%. Puyi Zhongxiang is qualified for Shenzhen Qianhai modern services cooperation district entity tax preference and is subject to an income tax rate of 15%. Chongqing Fengyi and Puyi Consulting are qualified for west development taxation preference and are subject to an income tax rate of 15%. Dake has been regarded as an accredited software company since June 2021, and thus enjoys preferential tax treatments, including being exempted from PRC Income Tax for two years starting from its first profit-making year, followed by a 50% reduction for the next three years. As Dake had a loss in the calendar year 2022, it is exempted for income tax for the six months ended December 31, 2022. Puyi FO and other PRC subsidiaries are subject to a standard 25% EIT.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

11. INCOME TAXES (cont.)

The components of the income tax benefit are as follows:

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$

Current	564	746	108
Deferred	(3,985)	(2,425)	(351)
Total income tax benefit	(3,421)	(1,679)	(243)

The principal components of the deferred income tax assets and liabilities are as follows:

	June 30, 2022	December 31, 2022
	RMB	RMB	US$
Deferred tax assets:
Tax loss carry forward	28,314	24,991	3,622
Allowance for doubtful accounts, credit losses and impairment losses	1,723	1,723	250
Other temporary book/tax differences	-	6,041	876
Subtotal	30,037	32,755	4,748
Less: valuation allowances	6,059	6,353	920
Total	23,978	26,403	3,828

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

11. INCOME TAXES (cont.)

The Group had total tax loss carry-forwards of RMB184,258 and RMB184,801 as of June 30, 2022 and December 31, 2022, respectively. As of December 31, 2022, the tax loss carry-forwards will expire between the calendar years 2023 through 2027. For the six months ended December 31, 2021 and 2022, there was no tax loss carried forward expired and canceled.

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$

Income (loss) from operations before income taxes	(42,665)	(33,133)	(4,804)
PRC income tax statutory rate	25%	25%	25%
Income tax expense (benefit) at statutory tax rate	(10,666)	(8,283)	(1,201)
Preferential tax treatments	3,966	3,513	509
Expenses not deductible for tax purposes	421	330	48
Uncertain tax provision	500	-	-
Temporary book/tax differences	-	2,286	332
Reversal of previously-recognized DTA due to changes in applicable tax rate	768	-	-
Impact of different tax rates in other jurisdictions	141	48	7
Others	197	133	19
Valuation allowances	1,252	294	43
Income tax expense (benefit)	(3,421)	(1,679)	(243)

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of December 31, 2021 and 2022, the Group had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Group intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

The Group analyzes its uncertain income tax positions concerning transfer pricing on a regular basis, which were primarily concerned with sales activities conducted among the subsidiaries and the VIEs that had different income tax rates (ranging from nil to 25%) and the amount of taxes that could have been paid additionally, in aggregation, had those sales activities were conducted among subsidiaries and the VIEs without any preferential income tax rates. When such potential impact is identified, the Group recognizes 100% of the calculated income tax exposure as an income tax expense and other tax liabilities.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2022 and December 31, 2022 the Group had RMB13,500 of unrecognized tax benefits that if recognized would affect the annual effective tax rate. We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. For the six months ended December 31, 2021 and 2022, the Group recognized no interest or penalty expense related to unrecognized tax benefits.

12. LOSS PER SHARE

The computation of basic and diluted net loss per ordinary share is as follows:

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$
Numerator:
Net loss	(39,244)	(31,454)	(4,561)

Denominator:
Weighted average number of ordinary shares outstanding	90,472,014	90,472,014	90,472,014

Basic & diluted net loss per ordinary share	(0.434)	(0.348)	(0.050)

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

13. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and the VIEs. The Company was in control of its subsidiaries and the primary beneficiary of the VIEs throughout the periods presented.

Condensed Statements of Financial Position

	June 30, 2022	December 31, 2022
	RMB	RMB	US$

ASSETS:
Current assets:
Cash and cash equivalents	11,732	11,172	1,620
Amounts due from other subsidiaries	77	80	12
Total current assets	11,809	11,252	1,632
Investments in subsidiaries	248,459	217,696	31,562
Total assets	260,268	228,948	33,194

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Other payables and accrued expenses	217	-	-
Total current liabilities	217	-	-
Total liabilities	217	-	-

Commitments and contingencies
EQUITY:
Ordinary shares (2,000,000,000 shares at US$0.001 each authorized, and 90,472,014 shares issued and outstanding as of June 30, 2022 and December 31, 2022)	600	600	87
Additional paid-in capital	224,694	224,694	32,578
Retained earnings	35,150	3,696	535
Accumulated other comprehensive income	(393)	(42)	(6)
Total equity	260,051	228,948	33,194
Total liabilities and equity	260,268	228,948	33,194

Condensed Statements of Operations and Comprehensive Loss

	Six months ended December 31,
	2021	2022
	RMB	RMB	US$

General and administrative expenses	(398)	(935)	(136)
Other income, net	18	245	36
Equity in loss of subsidiaries	(38,805)	(30,763)	(4,460)
Loss before income taxes	(39,185)	(31,453)	(4,560)
Income tax expense	(64)	(1)	-
Net loss	(39,249)	(31,454)	(4,560)
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(160)	351	51
Total Comprehensive loss	(39,409)	(31,103)	(4,509)

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

14. RELATED PARTY TRANSACTIONS

The following is a list of the related parties with whom the Group conducted significant transactions, and their relationship with the Group:

Related parties	Relationship
Fanhua Inc. (“Fanhua”)	Shareholder of Puyi since September 2018 who has approximately 4.5% of Puyi and shares a common director with the Group.
Fanhua Lianxing Insurance Sales Co., Ltd. (“Fanhua Lianxing”)	Subsidiary of Fanhua Inc.
Fanhua Yuntong Enterprise Management Advisory (Shenzhen) Co., Ltd. (“Fanhua Yuntong”)	Subsidiary of Fanhua Inc.

Related party transactions:

	Note	Six months ended December 31,
		2021	2022
		RMB	RMB	US$
Other services
Insurance consulting service income accrued from Fanhua Lianxing	a	3,312	6,497	942
Insurance consulting service income received from Fanhua Lianxing	a	2,320	6,449	935
Trust consulting service income accrued from Fanhua Lianxing	b	-	5,643	818
Trust consulting service income received from Fanhua Lianxing	b	-	54	8

Selling expense
Promotion expense accrued and adjusted to Fanhua Yuntong	c	355	(55)	(8)
Promotion expense paid to Fanhua Yuntong	c	141	175	25

Notes:

(a)	Starting from January 2021, the Group has cooperated with Fanhua Lianxing to provide insurance consulting service.

(b)	Starting from January 2022, the Group has cooperated with Fanhua Lianxing to provide trust consulting service.

(c)	Starting from August 2021, the Group has cooperated with Fanhua Yuntong and Fanhua Yuntong has provided client referral service to us.

Amounts due from related parties:

	Note	June 30, 2022	December 31, 2022
		RMB	RMB	US$

Fanhua Lianxing	a	2,895	7,761	1,125
Total		2,895	7,761	1,125

Advance receipts from related parties:

	Note	June 30, 2022	December 31, 2022
		RMB	RMB	US$

Fanhua Lianxing	b	(1,500)	-	-
Total		(1,500)	-	-

Amount due to related parties:

	Note	June 30, 2022	December 31, 2022
		RMB	RMB	US$

Fanhua Yuntong	c	(292)	(236)	(34)
Total		(292)	(236)	(34)

PUYI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for shares data)

15. STATUTORY RESERVE

Subsidiaries and the VIEs operate in the PRC are required to reserve 10% of their net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year.

The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. As of June 30, 2022 and December 31, 2022, the balance of statutory reserve was RMB23,314.

16. CONTINGENCIES

In the ordinary course of business, the Group may be subject to legal proceeding regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

The Group has no significant pending litigation as of issuance date of the condensed financial statements.

17. IMPACT OF COVID-19

The COVID-19 has broadly affected China’s and the global economy since its outbreak in late 2019. In response, China imposed widespread lockdowns, closure of work places and restrictions on mobility and travel to contain the spread of the virus, therefore our results of operations and financial performance have been adversely affected. Many of the above restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. While the revocation or replacement of the restrictive measures to contain the COVID-19 pandemic could have a positive impact on our normal operations, it also led to the recent surge in COVID-19 cases in China, and as a result, we experienced temporary impact to our operations when some employees were infected with COVID-19 in December 2022. To the extent that future waves of COVID-19 disrupt normal business operations in China, we may face operational challenges with our services, and we likely will have to adopt similar remote work arrangements and other measures to minimize such impact. Moreover, any decline in the individual disposable income and investors’ willingness to invest in wealth management products due to a worsening economic performance and outlook as a result of the COVID-19 pandemic may also lessen demands for our services. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. We cannot be assured that more lockdowns and other restrictive measures will not be implanted in the future if new COVID-19 variants emerge. The extent to which the COVID-19 pandemic impacts our results of operations and financial performance will depend on future developments, which are highly uncertain, including the possibility that COVID-19 may exert long-term negative impact on China’s economy.

18. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the issuance of the condensed consolidated financial statements and no subsequent event has been identified that would have required adjustment or disclosure in the condensed consolidated financial statements.